Exhibit 12

Consolidated Natural Gas Company

Computation of Ratio of Earnings to Fixed Charges

(millions of dollars)

	Years Ended
	2006	2005	2004	2003	2002
Earnings, as defined:
Earnings from continuing operations before income taxes and minority interests in consolidated subsidiaries	$1,470	$872	$1,349	$1,011	$946
Distributed income from unconsolidated investees, less equity in earnings	(14)	(5)	(5)	(14)	(16)
Fixed charges included in the determination of net income	302	235	185	169	168

Total earnings, as defined	$1,758	$1,102	$1,529	$1,166	$1,098

Fixed charges, as defined:
Interest charges	$349	$275	$224	$223	$227
Rental interest factor	20	18	17	13	11

Total fixed charges, as defined	$369	$293	$241	$236	$238

Ratio of Earnings to Fixed Charges	4.76	3.76	6.34	4.94	4.61

In December 2006, we reached an agreement to sell our natural-gas fired merchant generation facility, Armstrong. The sale is expected to close in the first quarter of 2007. As a result of this pending sale, the results of operations for this facility will no longer be included in our results from continuing operations. Our ratios of earnings to fixed charges for prior years have been recast to conform to this presentation. On February 27, 2007, an affiliate acquired from Armstrong, a majority equity interest in exchange for a reduction in net amounts owed to the affiliate of approximately $207 million. Immediately following this transaction, we sold our remaining minority interest in Armstrong to the affiliate.